Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 3, 2022)	Registration No. 333-266435

FaZe Holdings Inc.

Up to 5,923,333 Shares of Common Stock (for issuance)

Up to 64,035,579 Shares of Common Stock (for resale)

Up to 173,333 Warrants to Purchase Shares of Common Stock (for resale)

This prospectus supplement relates to the prospectus, dated October 3, 2022 (as amended and supplemented, the “Prospectus”), related to the issuance by us of up to 5,923,333 shares of common stock, par value $0.0001 (“Common Stock”), of FaZe Holdings Inc., a Delaware corporation ( “FaZe”), consisting of (i) shares of Common Stock issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus) that were issued upon the separation of the Private Placement Units (as defined in the Prospectus) that were issued in a private placement simultaneous with the IPO (as defined in the Prospectus) and (ii) shares of Common Stock issuable upon the exercise of the Public Warrants (as defined in the Prospectus) that were issued to stockholders as part of the units issued in the IPO. The Prospectus also relates to the resale by certain Selling Holders (as defined in the Prospectus) of: (1) up to 64,035,579 shares of Common Stock, consisting of (i) 40,512,679 shares of Common Stock issued to pre-Business Combination (as defined in the Prospectus) securityholders of Legacy FaZe (as defined in the Prospectus) in connection with the Business Combination, (ii) 520,000 shares of Common Stock issued upon the separation of the Private Placement Units that were issued in a private placement simultaneous with the IPO, (iii) 10,000,000 shares of Common Stock issued in the PIPE Investment (as defined in the Prospectus), (iv) 4,312,500 shares of Common Stock converted from the Founder Shares (as defined in the Prospectus), (v) 8,517,067 shares of Common Stock issuable upon the exercise of those Legacy FaZe Options (as defined in the Prospectus) that converted into FaZe stock options in connection with the Business Combination and (vi) 173,333 shares of Common Stock that may be issued upon exercise of the 173,333 Private Placement Warrants; and (2) up to 173,333 Private Placement Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “FAZE” and “FAZEW,” respectively. On January 17, 2023, the closing price of our Common Stock on Nasdaq was $1.28 per share and the closing price of our Warrants on Nasdaq was $0.11 per Warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2023

FAZE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	84-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 N. Cahuenga Blvd. Los Angeles, CA	90038
(Address of principal executive offices)	(Zip Code)

(818) 688-6373

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FAZE	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one share of common stock	FAZEW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Legal Officer

On January 10, 2023, Tamara Brandt, the Chief Legal Officer and Head of Business and Legal Affairs of FaZe Holdings Inc. (the “Company”), notified the Board of Directors of the Company (the “Board”) that she will resign from the Company, effective as of February 3, 2023 (the “Resignation Date”). Ms. Brandt will be joining Creative Artists Agency later in February in a senior role in the legal department.

In connection with Ms. Brandt’s resignation, on January 15, 2023, the Company and Ms. Brandt entered into a separation agreement (the “Separation Agreement”) and an advisory agreement (the “Advisory Agreement,” and collectively, the “Agreements”). Pursuant to the Agreements, among other things, (i) during the term of the Advisory Agreement, Ms. Brandt’s unvested stock options and restricted stock with the Company will continue to vest; (ii) upon the termination of the Advisory Agreements, each of Ms. Brandt’s unvested stock options will vest and become exercisable for a year after the date of such termination, subject to Ms. Brandt complying with the terms of the Advisory Agreement, and (iii) for the period commencing on February 4, 2023 and ending on June 4, 2023, with a two-month mutual extension option, Ms. Brandt will provide advisory services to the Company at a monthly rate of $37,500. The vesting of Ms. Brandt’s unvested stock options and restricted stock awards is also subject to the execution and nonrevocation of a release of claims in favor of the Company. The foregoing description is qualified in its entirety by the Separation Agreement and the Advisory Agreement, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 8.01	Other Events

In connection with Ms. Brandt’s resignation, Kyron Johnson, Corporate Counsel, will serve as the acting General Counsel of the Company, effective as of February 3, 2023.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

10.1	Separation Agreement between FaZe Holdings Inc. and Tamara Brandt, dated January 15, 2023.

10.2	Advisory Agreement between FaZe Holdings Inc. and Tamara Brandt, dated January 15, 2023.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the iXBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAZE HOLDINGS INC.

Date: January 17, 2023	By:	/s/ Lee Trink
	Name:	Lee Trink
	Title:	Chief Executive Officer

Exhibit 10.1

Separation Agreement

This agreement (“Agreement”) between Tamara Brandt (“Employee” or “you”) and Faze Clan Inc. (the “Company”) concerning the terms of your separation from employment and offers you certain benefits to which you would not otherwise be entitled, conditioned upon your provision of a general release of claims and covenant not to sue as provided herein. If you agree to the terms outlined herein, please sign and return this Agreement to me in the timeframe outlined below.

1. Separation from Employment: You resigned from the Company effective on February 3, 2023 (the “Separation Date”). The Company has provided you a final paycheck, less lawful deductions, which sum represents all of your earned but unpaid compensation (the “Final Paycheck”). You acknowledge Company has a written unlimited vacation policy, and you have not accrued any vacation time under the policy. You further acknowledge that you are not owed any compensation for accrued but unused vacation time upon terminations. You acknowledge by signing this Agreement, there are no further obligations to you under any other arrangement with the Company, except as set forth in this Agreement

2. Separation Benefits:

a. Given your resignation, you are not owed severance under your prior offer letter, but the Company and you desire to enter into an advisor agreement with you in the form attached hereto as Exhibit B (the “AA”). The AA is being executed concurrently with this Agreement and each of this Agreement and the AA is conditioned upon concurrent execution and delivery of the other agreement.

b. Health Insurance Continuation: If you presently have insurance through the Company plan, your group health insurance will cease on the last day of the month in which your employment ended. At that time, you will be eligible to continue your group health insurance benefits at your own expense, except as described below, subject to the terms and conditions of the benefit plan, federal COBRA law, and, as applicable, state insurance laws, and you will be responsible for COBRA enrollment. You will receive additional information regarding your right to elect continued coverage under COBRA in a separate communication. The Company does not take responsibility of enrolling or making COBRA payments on behalf of the employee, the process of COBRA election and payment is the responsibility of the Employee.

c. You acknowledge that you are and shall be solely responsible for all federal, state and local taxes that may be owed by you by virtue of the receipt of any portion of the monetary payments and benefits provided to you under this Agreement.

3. Equity

You were previously granted option(s) to purchase shares of the Company’s Common Stock (the “Options”) pursuant to Stock Option Agreements, issued July 19, 2021, and issued restricted shares of the Company’s Common Stock (the “Restricted Stock”) pursuant to a Restricted Stock Award Agreement, dated November 21, 2022. During the term of the AA, all Options and Restricted Stock shall continue to vest pursuant to their terms. Notwithstanding any contrary provision in the Restricted Stock Award Agreement and the Stock Option Agreements, (a) any unvested Options will fully vest upon the termination date of the AA, provided that you are in full compliance with your obligations under the AA, (b) the Vested Options will be exercisable at any time until the date that is one year from the termination date of the AA (and such Options will expire on such date) and (c) if the Company terminates the AA for convenience pursuant to Section 7.3 of the AA prior to the expiration of the initial four-month term, all Restricted

Stock that would have become unrestricted under the terms of the Restricted Stock Award Agreement at the end of the initial four-month term of the AA will become unrestricted. Except as modified by this Agreement, the Stock Option Agreement(s) and Restricted Stock Award Agreement between you and the Company will remain in full force and effect, and you agree to remain bound by those Agreement(s). For clarification, at the termination of the Agreement at the end of the 4-month initial term or the 6-month term if extended, any remaining restricted stock under the Restricted Stock Award Agreement will be forfeited. You acknowledge that the benefits described in this provision are an additional payment to you, to which you are not otherwise entitled, and that such agreement is expressly made in exchange for your acceptance of the terms set forth in herein.

4. Employee Representations: You acknowledge that the Company relies on the following representations by you entering into this Agreement:

a. You have not filed any administrative or judicial complaints, claims, or actions against the Company or any of the other Releasees for claims you are releasing in this Agreement;

b. You have reported to the Company any and all work-related injuries or occupational illnesses incurred by you during your employment with the Company;

c. You have been properly provided any leave requested and available to you under the Family and Medical Leave Act, or similar statute or local laws, and have not been subjected to any improper treatment, conduct or actions due to a request for or taking such leave;

d. You have received all compensation due to you as a result of services performed for the Company (including, without limitation, vacation pay, holiday pay, commissions, bonus or any other incentive compensation);

e. You are not aware of any conduct by any person that constitutes a violation of Company policy or the Company’s legal or regulatory obligations, or any other suspected ethical or compliance issues on the part of the Company or any of the other Releasees that you have not brought to the attention of the Company; and

f. You have not raised and are not aware of any claim of sexual harassment or abuse with the Company.

5. Return of Company Property: You hereby warrant to the Company that, upon termination of the AA and request of the Company, you will return to the Company all property or data of the Company of any type whatsoever that has been in your possession or control, including, but not limited to, marketing documents, computer equipment, and passwords. All electronic items will be returned in the same working condition in which they were issued. .

6. Proprietary Information: You hereby acknowledge that you are bound by Proprietary Information Invention Agreement that you previously entered into with the Company (the “Confidentiality Agreement”), a copy of which is attached as Exhibit A, and that as a result of your employment with the Company you have had access to the Company’s Proprietary Information (as defined in the Confidentiality Agreement), that you will hold all such Proprietary Information, in strictest confidence and that you will not make use of such Proprietary Information on behalf of anyone, except as required in the course of your employment with the Company. You further confirm that you will deliver to the Company, no later than the Separation Date, all documents and data of any nature containing or pertaining to such Proprietary Information, and that you will not take with you any such documents or data or any reproduction thereof.

7. General Release and Waiver of Claims:In exchange for and in consideration of the covenants and promises contained herein, to the fullest extent permitted by law, you (on behalf of yourself, and on behalf your heirs, family members, executors, estates, agents and assigns, or any controlled affiliate and any trust or other entity of which you or said heirs, estates or family directly or indirectly hold a majority beneficial interest) hereby release and waive any other claims you may have against the Company and its owners, agents, officers, shareholders, employees, directors, attorneys, subscribers, subsidiaries, affiliates, successors and assigns, and Company hereby releases you, your heirs, family members, executors, estates, agents and assigns, or any controlled affiliate and any trust or other entity of which you or said heirs, estates or family directly or indirectly hold a majority beneficial interest) (collectively “Releasees”), whether known or not known, including, without limitation, claims under any employment laws, including, but not limited to, any claims based on your employment with the Company or the termination of that employment, including the release of any claims for wrongful discharge or breach of contract (express, implied or otherwise); any claims for negligence, defamation or intentional tort; any claims for employment discrimination, harassment, or retaliation on any basis, including age, race, color, ethnicity, national origin, gender, religion, pregnancy, disability (or perceived disability), sexual orientation, veteran’s status, whistleblower status or marital status, claims under Title VII of the 1964 Civil Rights Act, as amended, under the Equal Pay Act, under the California Fair Employment and Housing Act, or the California Labor Code and any other federal, state or local laws and/or regulations relating to employment or employment discrimination, including, without limitation, claims based on age or under the Age Discrimination in Employment Act or Older Workers Benefit Protection Act, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and/or claims based on disability or under the Americans with Disabilities Act.

The parties understand that there is a risk that after the execution of this Agreement they may discover facts different from or in addition to the facts which they now know. It is understood that the release herein shall be, and remain in effect as, a full and complete release, notwithstanding the discovery of different or additional facts. The parties expressly waive any rights, if applicable, under California Civil Code section 1542, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

This release does not include a release of any rights you may have to workers’ compensation or unemployment benefits, or of any rights either party may have under this Agreement. Nothing in this Agreement prevents you from filing a charge with the Equal Employment Opportunity Commission or comparable state or local governmental agency. You agree that you hereby waive any right that you may have to seek or to share in any relief, monetary or otherwise, relating to any claim released herein, whether such claim was initiated by you or not.

You and the Company do not intend to release claims that you may not release as a matter of law, including but not limited to claims for indemnity under California Labor Code Section 2802 for business expenses, or any claims for enforcement of this Agreement. To the fullest extent permitted by law, any dispute regarding the scope of this general release shall be determined by an arbitrator under the procedures set forth in the arbitration clause below.

8. Covenant Not to Sue:

a. You and the Company covenant not to sue the other parties for any of the claims released above, agree not to participate in any class, collective, representative, or group action that may include any of the claims released above, and will affirmatively opt out of any such class, collective, representative or group action. Further, you agree not to participate in, seek to recover in, or assist in any litigation or investigation by other persons or entities against the Releasees, except as required by law. Your release covers only those claims that arose prior to the execution of this Agreement. Execution of this Agreement does not bar any claim that arises hereafter, including (without limitation) a claim for breach of this Agreement.

b Nothing in this paragraph shall prohibit or impair you or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either party to commit (or aid or abet in the commission of) any unlawful act.

9. Protected Rights: The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, limits their ability to file a charge or complaint with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local government agency or commission (“Government Agencies”), however, they waive any right to any individual monetary recovery in any such proceeding or lawsuit. The parties further understand that this Agreement does not limit their ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to you or the Company. This Agreement does not limit the parties’ right to receive an award for information provided to any Government Agencies. The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, waives a party’s right to testify regarding criminal conduct or sexual harassment on the part of the other party to the Agreement. The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, prevents the disclosure of factual information related to a claim filed in a civil or administrative action regarding sexual harassment, harassment or discrimination based on sex, failure to prevent harassment or discrimination based on sex, retaliation for reporting harassment or discrimination based on sex, or sexual assault. The General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, does not apply to any claim which, as a matter of law, cannot be released by private agreement. If any provision of General Release and Waiver of Claims and Covenant Not to Sue paragraphs contained in this Agreement is found to be unenforceable, it shall not affect the enforceability of the remaining provisions and all remaining provisions shall be enforceable to the fullest extent permitted by law.

10. Attorneys’ Fees: If any action is brought to enforce the terms of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees, costs and expenses from the other party, in addition to any other relief to which the prevailing party may be entitled, to the fullest extent permitted by law.

11. Confidentiality: The contents, terms and conditions of this Agreement must be kept confidential by the parties, and may not be disclosed except, in your case, to your immediate family, accountant or attorneys or pursuant to subpoena or court order, and in the Company’s case, to its management, board, accountants, attorneys, regulators or pursuant to a subpoena or court order. The parties agree that if either of them are asked for information concerning this Agreement, they will state only that you and the Company reached an amicable resolution of any disputes concerning your separation from the Company. Notwithstanding the foregoing, either party may disclose such information to a competent legal or governmental authority, provided that such disclosing party gives the other prompt written notice of such requirement prior to disclosure and assist the other party in obtaining an order to protect the information from public disclosure. Any breach of this confidentiality provision shall be deemed a material breach of this Agreement.

12. No Disparagement. The parties agree that theywill not make any disparaging comments (verbal or written) about the other party or any of the other party’s Releasees or encourage or induce others to do so. For the purpose of this Agreement, “disparage” includes, without limitation, making comments or statements to any person or entity including, but not limited to, the press and/or media, former employees, employees, partners or principals of the either party or any entity with whom a party has a business relationship, that would adversely affect in any manner (a) the conduct of the business of you or the Company or any of the Releasees (including, but not limited to, any business plans or prospects) or (b) the reputation of you or the Company or any of the Releasees. Nothing in this paragraph shall prohibit the Company or you from providing truthful information as required by law in a legal proceeding or a government investigation. Nothing in this Agreement prevents the Company or you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that either party has reason to believe is unlawful.

13. No Admission of Liability: This Agreement is not and shall not be construed or contended by you to be an admission or evidence of any wrongdoing or liability on the part of Releasees, their representatives, heirs, executors, attorneys, agents, partners, officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. This Agreement shall be afforded the maximum protection allowable under California Evidence Code Section 1152 and/or any other state or federal provisions of similar effect.

14. Complete and Voluntary Agreement: This Agreement, together with the Exhibit hereto, constitute the entire agreement between you and Releasees with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, relating to such subject matter. You acknowledge that neither Releasees nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this Agreement for the purpose of inducing you to execute the Agreement, and you acknowledge that you have executed this Agreement in reliance only upon such promises, representations and warranties as are contained herein, and that you are executing this Agreement voluntarily, free of any duress or coercion.

15. Severability: The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the other parts shall remain fully valid and enforceable. Specifically, should a court, arbitrator, or government agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the general release, the waiver of unknown claims and the covenant not to sue above shall otherwise remain effective to release any and all other claims.

16, Modification; Counterparts; Electronic/PDF Signatures: It is expressly agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, executed by authorized representatives of each of the parties to this Agreement. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of California (other than its choice-of-law provisions).

18. Review of Separation Agreement; Expiration of Offer: In further consideration of the payments and benefits provided to the you in this Agreement, you irrevocably and unconditionally fully and forever waive, release, and discharge the other parties from any and all Claims, whether known or unknown, from the beginning of time through the date of your execution of this Agreement arising under the Age Discrimination in Employment Act (ADEA), as amended, and its implementing regulations. By signing this Agreement, you acknowledge and confirm that:

(i) by the Agreement, you have been advised in writing to consult with an attorney of your choosing before signing this Agreement;

(ii) you knowingly, freely and voluntarily agree to all of the terms and conditions in this Agreement including, without limitation, the waiver, release and covenants;

(iii) you are signing this Agreement, including the waiver and release, in exchange for good and valuable consideration in addition to anything of value to which you are otherwise entitled;

(iv) you were given at least twenty-one (21) days to consider the terms of this Agreement and consult with an attorney of your choice, although you may sign it sooner if desired;

(v) you understand that you have seven (7) days after signing this Agreement to revoke the release in this paragraph by delivering notice of revocation to Kelli Serden, VP, Human Resources, by email at kelli.serden@fazeclan.com before the end of this seven-day period; and

(vi) you understand that the release in this paragraph does not apply to rights and claims that may arise after you sign this Agreement.

(vii) you understand and agree that any modification of this Agreement made after the date it is first presented to you for review, whether material or immaterial, will not re-start the 21-day consideration period referenced above.

19. Effective Date: This Agreement is effective on the eighth (8th) day after you sign it provided you have not revoked the Agreement as of that time (the “Effective Date”).

(Remainder of Page Intentionally Left Blank; Signatures Follow Below)

Sincerely,

Faze Clan Inc.

By:	/s/ Lee Trink
Lee Trink, CEO

Date: January 15, 2023

My agreement with the above terms is signified by my signature below. Furthermore, I acknowledge that I have read and understand this Agreement, I have been advised in writing to consult with an attorney of my choosing, and that I sign this release of all claims voluntarily, with full appreciation that at no time in the future may I pursue any of the rights I have waived in this Agreement.

/s/ Tammy Brandt
Tammy Brandt Date: January 15, 2023

EXHIBIT A

Proprietary Information and Inventions Agreement

EXHIBIT B

Advisor Agreement

Exhibit 10.2

ADVISOR AGREEMENT

This Advisor Agreement (“Agreement”) is effective as of February 4, 2023 (the “Effective Date”), between Faze Clan Inc. a Delaware corporation, together with any of its successors or assigns (collectively, “Company”), and the contractor identified on the signature page hereto (“Advisor”).

1.SERVICES

1.1 Statements of Work. From time to time, Company and Advisor may execute one or more statements of work, substantially in the form attached hereto as Exhibit A, that describe the specific services to be performed by Advisor (as executed, a “Statement of Work”). Each Statement of Work will expressly refer to this Agreement, will form a part of this Agreement, and will be subject to the terms and conditions contained herein. A Statement of Work may be amended only by written agreement of the parties.

1.2 Performance of Services. Advisor will perform the services described in each Statement of Work (the “Services”) and shall deliver to Company the deliverables, designs, products, documentation and other materials specified in the Statement of Work (individually or collectively, “Deliverables”), in a prompt, diligent and workmanlike manner, at a level of proficiency to be expected of a contractor with the background and experience that Advisor has represented it has, and all in accordance with the terms, conditions and schedules set forth in each such Statement of Work and this Agreement. In addition, Advisor shall provide Advisor’s own tools, instruments and equipment and place of performing the Services, unless otherwise agreed.

2. PAYMENT

2.1 Fees. As Advisor’s sole compensation for the performance of Services, Company will pay Advisor the fees specified in each Statement of Work in accordance with the terms set forth therein. Without limiting the generality of the foregoing Advisor acknowledges and agrees that, if specified in the Statement of Work, Company’s payment obligation will be expressly subject to Advisor’s completion or achievement of certain milestones to Company’s reasonable satisfaction.

2.2 Expenses. Unless otherwise explicitly provided in the Statement of Work, Company will not reimburse Advisor for any out-of-pocket travel, lodging or related expenses incurred by Advisor in connection with Advisor’s performance of Services. If the Statement of Work explicitly provides for any such expenses to be reimbursed by the Company, it shall nevertheless be a condition to such reimbursement that all expenses that exceed $500 be pre-approved in writing by the Company. As a condition for reimbursement, Advisor will furnish Company with copies of receipts and other customary documentation for any expenses for which Advisor requests reimbursement hereunder.

2.3 Payment Terms. All fees and other amounts set forth in the Statement of Work, if any, are stated in and are payable in U.S. dollars. Unless otherwise provided in a Statement of Work, Advisor will invoice Company on a monthly basis for all fees and expenses payable to Advisor. Company will pay the full amount of each such invoice within thirty (30) days following receipt thereof, except for any amounts that Company disputes in good faith. The parties will use their respective commercially reasonable efforts to promptly resolve any such payment disputes.

3. RELATIONSHIP OF THE PARTIES

3.1 Advisor. Advisor is an independent contractor and nothing in this Agreement will be construed as establishing an employment or agency relationship between Company and Advisor. Advisor has no authority to bind Company by contract or otherwise. Advisor will perform Services under the general direction of Company, but Advisor will determine, in Advisor’s sole discretion, the manner and means by which Services are accomplished, subject to the requirement that Advisor will at all times comply with applicable law. Advisor agrees not to contest Advisor’s designation as an independent contractor.

3.2 Taxes and Employee Benefits. Advisor will report to all applicable government agencies as income all compensation received by Advisor pursuant to this Agreement. Advisor will be solely responsible for payment of all withholding taxes, social security, workers’ compensation, unemployment and disability insurance or similar items required by any government agency. Advisor will not be entitled to any benefits paid or made available by Company to its employees, including, without limitation, any vacation or illness payments, or to participate in any plans, arrangements or distributions made by Company pertaining to any bonus, stock option, profit sharing, insurance, or similar benefits. Advisor will indemnify and hold Company harmless from and against all damages, liabilities, losses, penalties, fines, expenses, and costs (including reasonable fees and expenses of attorneys and other professionals) arising out of or relating to any obligation imposed by law on Company to pay any withholding taxes, social security, unemployment or disability insurance or similar items in connection with compensation received by Advisor pursuant to this Agreement.

3.3 Liability Insurance. Advisor acknowledges that Company’s existing professional liability insurance will cover Advisor.

4. CONFIDENTIAL INFORMATION. For purposes of this agreement, “Confidential Information” means any trade secrets and confidential information involving the operations of the company which derive economic value, actual or potential, from not being generally known to, and not readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use including, without limitation: (i) any information, materials or knowledge regarding company and its business, financial condition, products, services, programming techniques, customers, suppliers, technology or research and development that is disclosed to Advisor or to which Advisor has access in connection with performing services; (ii) the Advisor work product; (iii) the terms and conditions of this agreement; (iv) any information that is marked “confidential” or in some comparable manner; and (v) any information that is otherwise confidential or proprietary information. Confidential Information will not include any information that: (a) is or becomes part of the public domain through no fault of Advisor; (b) was rightfully in Advisor’s possession at the time of disclosure, without restriction as to use or disclosure; or (c) Advisor rightfully receives from a third party who has the right to disclose it and who provides it without restriction as to use or disclosure. At all times, both during Advisor’s engagement by Company as an independent contractor and after its termination, and to the fullest extent permitted by law, Advisor agrees to hold all Confidential Information in strict confidence, not to use it in any way, commercially or otherwise, except in performing services, and not to disclose it to others. Advisor further agrees to take all actions reasonably necessary to protect the confidentiality of all Confidential Information. Nothing in this section 5 or otherwise in this agreement shall limit or restrict in any way Advisor’s immunity from liability for disclosing Company’s trade secrets as specifically permitted by 18 U.S. code section 1833, which provides as follows:

Immunity from liability for confidential disclosure of a trade secret to the government or in a court filing. An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made, (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Use of trade secret information in anti-retaliation lawsuit. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

5. WARRANTIES

5.1 No Pre-existing Obligations. Advisor represents and warrants that Advisor has no pre-existing obligations or commitments (and will not assume or otherwise undertake any obligations or commitments) that would be in conflict or inconsistent with or that would hinder Advisor’s performance of its obligations under this Agreement.

5.2 Performance Standard. Advisor represents and warrants that Services will be performed in a thorough and professional manner, consistent with high professional and industry standards by individuals with the requisite training, background, experience, technical knowledge and skills to perform Services.

5.3 Non-Solicitation of Personnel and Customers/Partners. During the term of this Agreement and for a period of two (2) years thereafter, Advisor will not directly or indirectly (based on a commercially reasonable standard) solicit the services of any Company employee or independent contractor, Consultant, customer or partner for Advisor’s own benefit or for the benefit of any other person or entity affiliated with Advisor.

6. INDEMNITY. Advisor will defend, indemnify and hold company harmless from and against all claims, damages, liabilities, losses, expenses and costs (including reasonable fees and expenses of attorneys and other professionals) arising out of or resulting from:

(a) any action by a third party against Company that is based on a claim that any Services performed under this Agreement, or the results of such Services, or Advisor’s use thereof, infringe, misappropriate or violate such third party’s Intellectual Property Rights; and

(b) any action by a third party against Company that is based on any act or omission of Advisor and that results in: (i) personal injury (or death) or tangible or intangible property damage (including loss of use); or (ii) the violation of any statute, ordinance, or regulation.

7. TERM AND TERMINATION

7.1 Term. This Agreement will commence on the Effective Date and, unless terminated earlier in accordance with the terms of this Agreement, will remain in force and effect for as long as Advisor is performing Services pursuant to a Statement of Work.

7.2 Termination for Breach. Either party may terminate this Agreement (including all Statements of Work) if the other party breaches any material term of this Agreement and fails to cure such breach within thirty (30) days following written notice thereof from the non-breaching party.

7.3 Termination for Non-Material Breach. Company may terminate this Agreement (including all Statements of Work) if the other party breaches any non-material term of this Agreement and fails to cure such breach within seventy-two (72) hours following written notice thereof from the non-breaching party.

7.4 Effect of Termination. Upon the expiration or termination of this Agreement for any reason, Company will pay Advisor any accrued but unpaid fees due and payable to Advisor pursuant to Section 2.

7.5 Survival. The rights and obligations of the parties under Sections 2, 3.2, 3.3, 4, 5.3, 6, 7.4, 7.5, 8, 9 and 10 will survive the expiration or termination of this Agreement.

7.6 Termination Because of Conflicting Employment or Service Agreement. Advisor represents and warrants that in the event Advisor becomes employed by another entity or provides other services during the term of this Agreement, Advisor shall seek and obtain the consent of the entity with whom Advisor will be employed or provide services to undertake the activities in this Agreement. In the event that Advisor cannot obtain such consent or if such consent should ever be withdrawn, Advisor shall immediately notify Company and all monthly advisory fees shall cease immediately (with pro rata payment for any period for which services were provided before the need for termination as provided in this section); provided, however, that all other terms and obligations under this Agreement (including the Confidentiality obligations) shall be unchanged.

8. LIMITATION OF LIABILITY. IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

9. NON-DISPARAGEMENT. Neither Advisor nor Company and its officers, directors or employees will make public, or cause to be made public, any statements, observations, or opinions, or communicate any information (whether oral or written), that disparages or is likely in any way to harm the reputation of Advisor or the Company, its officers, employees, or directors, as applicable.

10. GENERAL

10.1 Assignment. Advisor may not assign or transfer this Agreement, in whole or in part, without Company’s express prior written consent. Any attempt to assign this Agreement, without such consent, will be void. Subject to the foregoing, this Agreement will bind and benefit the parties and their respective successors and assigns.

10.2 No Election of Remedies. Except as expressly set forth in this Agreement, the exercise by Company of any of its remedies

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under this Agreement will not be deemed an election of remedies and will be without prejudice to its other remedies under this Agreement or available at law or in equity or otherwise.

10.3 Attorneys’ Fees. If any action is necessary to enforce the terms of this Agreement, the substantially prevailing party will be entitled to reasonable attorneys’ fees, costs and expenses in addition to any other relief to which such prevailing party may be entitled.

10.4 Governing Law and Arbitration. This Agreement will be governed by and construed in accordance with the laws of the State of California, excluding its body of law controlling conflict of laws. Any dispute, claim or controversy arising out of or relating to this Agreement or the interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined exclusively by mandatory, binding, and confidential arbitration in Los Angeles, California before one arbitrator, administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration which will be brought exclusively in the federal or state courts located in California and the parties irrevocably consent to the personal jurisdiction and venue therein.

10.5 Notices. All notices required or permitted under this Agreement will be in writing, will reference this Agreement, and will be deemed given: (i) when delivered personally; (ii) one (1) business day after deposit with a nationally-recognized express courier, with written confirmation of receipt; or (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All such notices will be sent to the addresses set forth below or to such other address as may be specified by either party to the other party in accordance with this Section.

10.6 Class Action, Collective Action and Representative Action Waiver. Because the parties intend to resolve any particular dispute as quickly as possible, the Arbitrator shall not have the authority to consolidate the claims of other contractors and employees into a single proceeding, to fashion a proceeding as a class, collective, or representative action, or to award relief to a class or group of contractors and employees. All claims covered by this Agreement are intended to be brought and resolved on an individual basis. Both you and the Company are waiving any right to bring claims as class, collective, or representative actions.

10.7 Jury Trial. Each party hereto knowingly, voluntarily and intentionally hereby irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement.

10.8 Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement will remain in full force and effect, and the provision affected will be construed so as to be enforceable to the maximum extent permissible by law.

10.9 Waiver. The failure by either party to enforce any provision of this Agreement will not constitute a waiver of future enforcement of that or any other provision.

10.10 Entire Agreement. No term of any Statement of Work will be deemed to amend the terms of this Agreement unless the Statement of Work references a specific provision in this Agreement and provides that the Statement of Work is amending only that specific provision of this Agreement and only with respect to Services performed pursuant to such Statement of Work. Any waiver, modification or amendment of any provision of this Agreement will be effective only if in writing and signed by the parties hereto. This Agreement, together with all Statements of Work, constitutes the complete and exclusive understanding and agreement of the parties with respect to its subject matter and supersedes all prior understandings and agreements, whether written or oral, except those specifically set forth and described on Exhibit A.

10.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A signature transmitted by facsimile or in a PDF file shall have the same effect as an original signature. Each Party represents and warrants that the representatives signing this Agreement on its behalf has all right and authority to bind and commit that Party to the terms and conditions of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set below.

FAZE CLAN INC.		TAMARA BRANDT

BY:	/S/ LEE TRINK	BY:	/S/ TAMMY BRANDT
NAME:	LEE TRINK	NAME:	TAMMY BRANDT
TITLE:	CHIEF EXECUTIVE OFFICER	DATE:	JANUARY 15, 2023
ADDRESS 720 N. CAHUENGA BLVD. LOS ANGELES, CALIFORNIA 90028		ADDRESS: 720 N CAHUENGA BLVD. LOS ANGELES, CA 90028

EXHIBIT A

STATEMENT OF WORK

NAME: TAMARA BRANDT

This Statement of Work Number 1 is issued under and subject to all the terms and conditions of the Advisor Agreement (the “Agreement”).

1. Term. Advisor shall be retained as an independent advisor to perform the services under the Agreement and this Statement of Work for a period of four (4) months after the Effective Date (subject to extension or revision upon mutual agreement of the parties), except in the case of section 7.2 of the Agreement (Termination for breach by Advisor). The parties may mutually agree to an extension of the Advisor Agreement on the same terms for an additional two-month period. Pursuant to Section 7.2 of the Agreement, Company has the right to terminate the Agreement for breach, in which case Company shall have no obligation to pay the remaining balance of Advisor’s fee. Pursuant to Section 7.3 of the Agreement, the Company has the right to terminate the Agreement for convenience prior to the expiration of the four-month term; should Company exercise that right, Company will pay Advisor the remaining unpaid portion of her fee.

2. Description of Services

For a period of four (4) months from the date of the Agreement, Advisor shall perform the following services for Company:

Advise on matters relating to the legal and business affairs function of the Company, including, without limitation, participating in Board of Director meetings, as requested.

It is understood that Advisor, who was formerly an executive employee of the Company, is no longer such an executive employee and is no longer an employee of the Company. Advisor will perform her duties under the Agreement and this Statement of Work solely in her capacity as an advisor. As such, she will not have or attempt to exert executive or supervisory authority over employees of the Company and will not interfere in employees’ performance of their duties, and will not communicate with clients, vendors, sponsors or others having business relationships with the Company regarding matters which would reasonably viewed to be in conflict with the Company’s interests or Advisor’s obligations under this Agreement. Advisor also acknowledges that as an advisor she has no decision-making power over critical business decision making by the Company, though she is free to offer non-binding suggestions where appropriate. Advisor shall not attempt to countermand or criticize decisions made by the Company’s existing executive team.

During the Term, Advisor shall not perform any services for any direct competitor of the Company; provided, however, Advisor may work with talent agencies and their respective clients on matters relating to such businesses that are not directly competitive. To the extent any of Advisor’s services under this Agreement knowingly creates an actual or potential conflict of interest with the Company, Advisor will (a) promptly alert Company to the actual or potential conflict of interest and (b) take all reasonable actions necessary to mitigate or eliminate the conflict of interest, including but not limited to, recusal from any specific actions or decisions that create a conflict of interest or recusal from such matter altogether. Advisor will not “double dip” and get paid by any person doing business with the Company for any specific project under which Advisor is paid under this Agreement. Pursuant to the Agreement, all work generated by the Company with assistance of Advisor belongs solely to Company, and Advisor will not attempt to earn any compensation with respect to the same.

3. Payment Terms

Fee of $37,500 per month.

Initials: __LT_____ (Company)

   __TB_____ (Advisor)

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